UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

Building 7, No. 2007 Hongmei Road, Xuhui District

Shanghai, 201103

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This current report on Form 6-K was filed in connection with the proposed departure of Mr. Teng Ren, the chief data officer, from CooTek (Cayman) Inc. (the “Company”). Mr. Ren’s departure was due to personal reasons and will take effect on August 16, 2019. The Company is grateful to Mr. Ren for his valuable contributions over the past years. After Mr. Ren’s departure, the Company will not have the position of chief data officer and the relevant responsibilities will be shared among existing management team members.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Architect

Date: August 2, 2019